UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      General Employment Enterprises, Inc.
                                (Name of Issuer)

                      Common stock, no par value per share
                          (Title of Class of Securities)

                                   36-9730106
                                 (CUSIP Number)

                                 Brad A. Imhoff
                           c/o Robert B. Chapman, Esq.
                                 FagelHaber LLC
                        55 East Monroe Street, 40th Floor
                               Chicago, IL  60603
                                 (312) 346-7500
                  __________________________________________________
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                  _____________________January 21, 2005_____________
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36-9730106


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above
	persons (entities only).

	Brad A. Imhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)
	(b)	X

3.	SEC Use Only .................................................

4.	Source of Funds (See Instructions) 		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization   	                  United States

7.	Sole Voting Power   			                        390,749

8.	Shared Voting Power			                          6,700

9.	Sole Dispositive Power  		                        390,749

10.	Shared Dispositive Power		                          6,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 	397,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11)                7.73%

14.	Type of Reporting Person (See Instructions) 	                     IN

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in Mr. Brad Imhoff's original Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)-(b)	397,449 (7.73%)	beneficially held as follows:
	373,349 	individually, sole voting and dispositive power
	 17,400		held by minor children of Mr. Imhoff, sole voting and
		 	dispositive power
	  6,700		held by Mr. Imhoff's wife, shared voting and
			dispositive power

(c)	Mr. Brad Imhoff sold 53,600 shares of General Employment Enterprises,
	Inc. common stock in 48 ordinary brokerage transactions on the American Stock Exchange from December 3, 2004, through January 25, 2005. The transactions ranged in size from 100 shares to 5,000 shares and averaged approximately 1,100 shares. The Mr. Imhoff's cumulative sales reached one percent of General Employment Enterprise's outstanding common stock on January 21, 2004.

(d)

(e)

Item 6. 	Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer

Item 7. 	Material to Be Filed as Exhibits


(Signature Page Follows)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2005



						/s/ Brad A. Imhoff